Kapalya Inc.

ANNUAL REPORT

1935A Addison Drive
Berkeley, CA 94704
(415) 823-5440
https://armorx.ai

This Annual Report is dated March 30, 2026.

BUSINESS

AI BASED PREEMPTIVE CYBERSECURITY WHICH PREVENTS RANSOMWARE AND CYBERATTACKS.

We are a Preemptive Cybersecurity Solutions technology provider, Purpose-built for preemptive, execution-level protection, focused on ransomware and destructive attacks.
Our mantra is Prevention before execution, not response after compromise, which highlights business continuity as the primary security outcome.

The solution provides deterministic enforcement over alert-driven workflows, operates below detection and before response and us designed to complement EDR/XDR and IR tools. Key feature of our solution are, Windows and Linux Kernel drivers that provides real-time preemptive detection and protection and stops BYOVD attacks.

By 2029, it is believed that technology products lacking Preemptive Cybersecurity Solutions (PCS) will lose market relevance as buyers prioritize proactive defense. Our soluton has been designed and built as a preemptive cybersecurity solution.

We have partnered with the United States National Security Agency (NSA) and have secured the following:
• Collaborative research and development (CRADA) Partner, which allows two NSA scientists and engineers to work directly with our development team to ensure that we are developing and constantly updating our preemptive cybersecurity solution.

- 10-year Exclusive patent Licensee (Jan 2025). This exclusivity was granted to us in 2025, demonstrating our ability to develop leading edge software not only for the commercial market, but also for the United States Government.
- Jointly filed second patent for Edge AI - a very unique value proposition that we jointly developed with the NSA.

WINNER of coveted National Science Foundation
SBIR Phase II grant of $1M (Jan. 2024) which only 3% of companies win. This makes us the sole source provider of our technology for the Federal, State, Local governments.

Previous Offerings

We sold additional securities as a SAFE, ending in June 2025 for $975,000 and sold shares in the amount of $150,000 in May 2025

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

We have been in development mode for the last four years, constantly building products, getting customer feedback, and refining the product. Since we were not in active sales mode, we did not generate any revenues in the last three years.

In 2025, we started generating revenues as our first product hit the market. We are predicting 2026 to be our breakout year as we currently have a healthy pipeline of partners and customers with a solid sales funnel.

Historical results and cash flows:

In previous years, we spent a significant amount of time developing and refining the product to create a product-market fit. Most of that work is now complete and we are ready to start full sales and marketing activities which will result in significantly higher revenues in 2026.

In addition to our first product that is already in the market, is called RansomArmor based on AL/ML designed as a preemptive cybersecurity solution is already disrupting the ransomware prevention landscape. This has the potential to be a game-changer based on patent-protected technologies developed by the National Security Agency (NSA), that Kapalya has licensed from the NSA. In addition, Kapalya and NSA have signed a collaborative research and development agreement (CRADA), under which, two NSA researchers and scientists are working with Kapalya.

Since ransomware is the biggest cybersecurity threat facing governments and enterprises globally, we feel that our preemptive cybersecurity soluitons will be a great revenue generator as it is needed in the market NOW!

Historical results are not indicative of future performance.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 250,581.45.

Debt

Creditor: Sudesh Kumar
Outstanding balance: $200,000.00
Interest rate: 3%

Creditor: Polfitz LLC
Outstanding balance: $300,000.00
Interest rate: 3%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: SUDESH KUMAR

SUDESH KUMAR's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

   Position: Founder
   Dates of Service: April 2015 — Present

Responsibilities: Founded the company based on his vision
Position: CEO
Dates of Service: April 2015 — Present
Responsibilities: - Oversees entire day-to-day operations, financials, sales, products, technology and future roadmap. Currently, Sudesh is drawing a salary of $180,000/year and owns 44.186% of Kapalya's common stock;
Position: Director
Dates of Service: April 2015 — Present
Responsibilities: Performs all regulatory and government filings with Federal and State agencies. Calls regular board meetings and provides future outlook.
Position: Chairman of the Board
Dates of Service: January 2022 — Present
Responsibilities: Oversee Entire company operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Sudesh Kumar owns 5,672,449 shares of common stock which represents 44.18% of all common stock.

RELATED PARTY TRANSACTIONS

Name of Person: Sudesh Kumar
Relationship to Company: Officer
Nature / amount of interest in the transaction: Made a loan to company so that company could carry on operations.
Material Terms: To be payable when company generates revenues in excess of $500,000 or raises investment in excess of $1,000,000

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 40,000,000
Outstanding: 12,962,372
Voting Rights: 1 Vote per Share. Please see Voting Rights of Securities Sold in this Offering.
Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cybersecurity industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated

events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Kapalya was formed on 04/17/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kapalya has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Encryption Management Platform (EMP) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Market Risk

Cybersecurity is a global industry with many established vendors and startups within this space. Some of the startups may be better funded and capitalized. Established vendors may have existing relationships within our target client base. While winning the National Science Foundation grant has de-risked some of these factors, it has not completely eliminated them.

Industry Certifications and Compliance Laws

Since we are developing a Cybersecurity software, this will be subject to certifications and penetration testing by government regulatory bodies to comply with cybersecurity prevailing laws. There is a risk that our software may not pass all these compliance laws and will have to be modified and patched to meet all regulatory and compliance laws.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Kapalya Inc.

By /s/ *Sudesh Kumar*

Title: CEO and Director

By /s/ *Sudesh Kumar*

Name: Sudesh Kumar
Title: CEO and Director

By /s/ *Diego Aragon*

Name: Diego Aragon
Title: Fractional CFO

Exhibit A
FINANCIAL STATEMENTS

Kapalya Inc. (dba ArmorxAI)
Balance Sheet
As of December 31, 2025

		Total
ASSETS		
Current Assets		
Cash and Cash Equivalent		250,581.45
Accounts Receivable		1,309.75
Prepaids		1,743.00
Other Current Assets		29,991.58
Total Current Assets	$	**283,625.78**
Fixed Assets	$	22,577.63
Other Long Term Assets	$	79,999.96
TOTAL ASSETS	$	**386,203.37**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	$	82,601.37
Accrued Liabilities	$	208,313.53
Deferred Revenue	$	42,842.58
Promissory & Convertible Notes - ST	$	822,326.66
Other Current Liabilities	$	-
Total Current Liabilities	$	**1,156,084.14**
Long-Term Liabilities	$	19,632.65
Total Liabilities	$	**1,175,716.79**
Equity		
Common Stock	$	21,778.93
Additional Paid-In Capital	$	264,259.07
Seed Round - SAFE	$	1,125,000.00
Retained Earnings	$	(1,387,444.96)
Net Income	$	(813,106.46)
Total Equity	$	**(789,513.42)**
TOTAL LIABILITIES AND EQUITY	$	**386,203.37**

Kapalya Inc. (dba ArmorxAI)
Profit and Loss
January 1 - December 31, 2025

		Total
Income		
4000 Revenue	$	501,843.01
Total Income	$	**501,843.01**
Cost of Goods Sold		
5000 Direct Costs	$	45,204.00
Total Cost of Goods Sold	$	**45,204.00**
Gross Profit	$	**456,639.01**
Operating Expenses		
200 Research and Development	$	779,735.44
400 Sales and Marketing	$	65,952.81
800 General and Administration	$	389,450.18
Total Operating Expenses	$	**1,235,138.43**
Net Operating Income	$	**(778,499.42)**
Other Income		
80010 Interest Income	$	49.78
Total Other Income	$	**49.78**
Other Expenses		
Unrealized Gain or Loss	$	-
80050 Interest & Other Expense	$	34,656.82
Total Other Expenses	$	**34,656.82**
Net Other Income	$	**(34,607.04)**
Net Income	$	**(813,106.46)**

Statement of Cash Flows
Kapalya Inc. (dba ArmorxAI)
January-December, 2025

	Total
OPERATING ACTIVITIES	
Net Income	(813,106)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	(1,310)
1110 Employee's Receivable	(1,230)
1120 Other Misc. Receivable - Short-Term	223,603
1312 Prepaid Expenses:Prepaids - SaaS & Subscription Services	(1,743)
1356 Other Current Assets:Deferred NSF Cost & Expense - ST	45,204
1454 Accumulated Depreciation:Accum. Deprn - Computer & Equipment	1,292
1456 Accumulated Depreciation:Accum. Deprn - Equipment Capital Lease	3,749
1601 Intangible Asset - License Right:NSA License Grant	(100,000)
1602 Intangible Asset - License Right:Accumulated Amortization - License Right	20,000
2000 Accounts Payable (A/P)	6,072
2104 Credit Cards:Wells Fargo CC	(1,972)
2108 Credit Cards:BREX Credit Card	(177)
2112 Credit Cards:Bill Credit Card	2,092
2310 Accrued Liabilities:Accrued - 401K	1,718
2318 Accrued Liabilities:Accrued - T&E	-
2322 Accrued Liabilities:Accrued - Contractor & Consulting Serv.	(1,429)
2330 Accrued Liabilities:Accrued - Legal and Accounting Exp	(2,769)
2334 Accrued Liabilities:Accrued - Interest Payable	32,966
2375 Accrued Liabilities:Accrued - Other Misc. Expense	(2,200)
2404 Deferred Revenue - ST:Def. Revenue - NSF Phase II	(497,208)
2408 Deferred Revenue - ST:Def. Revenue - Licenses	1,196
2412 Deferred Revenue - ST:Def. Revenue - Support	216
2608 Other Current Liabilities:Clearing Suspense Account	-
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**(271,930)**
Net cash provided by operating activities	**(1,085,037)**
INVESTING ACTIVITIES	
1406 Fixed Assets:Equipment Capital Lease	(16,998)
Net cash provided by investing activities	**(16,998)**
FINANCING ACTIVITIES	
2710 Long-Term Liabilities:Equipment Capital Lease - LT	12,589
3010 Common Stock	8,970
3024 Seed Round - SAFE	1,125,000
Net cash provided by financing activities	**1,146,559**
NET CASH INCREASE FOR PERIOD	**44,525**
Cash at beginning of period	**206,057**
CASH AT END OF PERIOD	**250,581**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
31-Dec-22	-	$ -	10,212,982	$ 10,213	$ 653,690	$ (603,740)	$ 60,163.00
Shares issued for cash	-	-	2,596,329	2,596	-	-	2,596
Crowdfunding adjustments	-	-		0	110,569	-	110,569
Prior period adjustments	-	-	-	-	-	12,843	12,843
Net income (loss)	-	-	-	-	-	70,247	70,247
31-Dec-23	-	$ -	12,809,311	$ 12,809	$ 764,259	$ (520,650)	$ 256,418
Shares issued for cash	-	-	-	-	-	-	-
Prior period adjustments	-	-	-	0	-	0	-
Net income (loss)	-	-	-	-	-	130,530	130,530
31-Dec-24	-	$ -	12,809,311	$ 12,809	$ 764,259	$ (390,120)	$ 386,948
Shares issued for cash	-	-	153,061	153	-	-	153
Prior period adjustments	-	-	-	-	-	(813,106)	(813,106)
Net income (loss)	-	-	-	-	-	-	-
31-Dec-25	-	$ -	12,962,372	$ 12,962	$ 764,259	$ (1,203,226)	$ (426,005)

































Cell: Q4
Comment: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:
    If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

Kapalya Inc. was formed on 17th April, 2015 ("Inception") in the State of Delaware The financial statements of Kapalya Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berkeley, California.

Kapalya Inc. has rebranded itself as ArmorxAI and has launched an innovative AI/ML powered anti-ransomware solution that is able to prevent ransomware breaches before they execute. Using this pro-active and preventive approach, we are able to detect and eliminate ransomware threats within milliseconds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling its ransomware solution on a subscription level from a

SaaS platform, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

There are two promissory notes: First is payable to Polfitz Ventures LLC in the amount of $383,113.89 and the second is payable to Sudesh Kumar in the amount of $276,212.77. Both notes have a maturity date of September 1, 2025, however, these dates have been extended to September 2, 2026.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.001. As of December 31, 2023 the company has currently issued 12,962,372 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has taken an advance from its founder, Sudesh Kumar, for $155,000 which is payable on June 1, 2024, however this period has been extended to June 1, 2026.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 31, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Sudesh Kumar, the President and CEO of Kapalya Inc. hereby certify that the financial statements of Kapalya Inc. and notes thereto for the periods ending 2025 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ 501,843; taxable income of $ (813,106.46) and no taxes are due.

Kapalya Inc. has not yet filed its federal tax return for 2025

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of March, 2026.

Sudesh Kumar
_____ (Signature)

__President and CEO_____ (Title)

__3/30/2026_____ (Date)